Magen Financial, LLC

Statement of Financial Condition

As of December 31, 2023

Available for Public Inspection

Magen Financial, LLC

Statement of Financial Condition

DECEMBER 31, 2023

CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Magen Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Magen Financial, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Magen Financial, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Magen Financial, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Magen Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Magen Financial, LLC's auditor since 2022.
Chicago, Illinois
April 29, 2024

Magen Financial, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

<u>ASSETS</u>

Cash	$ 2,243,044
Accounts receivable	6,888,495
Employee advances	4,088,081
Property, equipment and software, net	280,062
Prepaid expenses and other assets	34,366
TOTAL ASSETS	$ 13,534,048

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES	
Accrued expenses and other liabilities	$ 7,436,774
TOTAL LIABILITIES	7,436,774
MEMBER'S EQUITY	6,097,274
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,534,048

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Magen Financial, LLC (the "Company") was formed on July 16, 2019, pursuant to the laws of the State of Delaware and approved as a broker / dealer by Financial Industry Regulatory Authority, Inc. on August 10, 2020. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a member of the National Futures Association which is regulated by the Commodities Futures Trading Commission "(CFTC"). Magen Financial, LLC is a wholly owned subsidiary of Hyber Holdings LLC (the "Parent"). The Company engages in interdealer brokerage in the equity derivative markets, introducing clients to each other in return for a commission.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Cash and Cash Equivalent

For purposes of reporting cash equivalents, the company considers highly liquid instruments with a purchased maturity of three months or less as cash equivalents. The Company held no cash equivalents as of December 31, 2023. The Company's cash is held at a financial institution in the United States. Its cash balances may at times exceed Federally insured limits. The Company has not experienced any losses with respect to this concentration.

Accounts Receivable

In 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which created a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses. The adoption of the ASU did not have an impact on its financial statements and related disclosures. Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end.

Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

As of December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for the current and prior years.

On January 1, 2021, the Company adopted ASU 2019-12 (Topic 740) which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded single member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (Continued)

current and deferred taxes. The adoption of the ASU did not have a material impact on the Company's financial statements and related disclosures.

Leases

The Company has a month to month lease with respect to operating facilities. The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board Standards Codification FASB ASC 842, Leases. This guidance requires public business entities to recognize a right-of use asset and a lease liability in the statement of financial condition. The Company has elected an exemption to this guidance for its short-term office leases of less than twelve months and recognizes the lease payments on a straight-line basis over their remaining life. Management believes the impact of Topic 842 and the election of the exemption has no material impact on the statement of financial condition.

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and Net Capital requirements of the CFTC Regulation 1.1.7The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members.. At December 31, 2023, the Company's minimum net capital required under FINRA Rule 15c3-1 was $250,000 and $45,000 under CFTC Regulation 1.17, respectively. As of December 31, 2023, the Company had regulatory net capital of $937,138, which was $687,138 in excess of its required minimum of $250,000.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at a bank located in the United States. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $2,010,047 as of December 31, 2023.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances and accounts receivable. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

As of December 31, 2023, accounts receivable from one customer accounted for 8.4 % of total accounts receivable balance and the top 5 customers accounted for 36% of the total accounts receivable balance.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has receivables from executives totaling $2,123,880 included in employee advances on the balance sheet.

There is a balance receivable related to $1,964,201 of loans and advances receivable from 10 employees. The loans and advances have maturities from one year to five years with interest rates ranging from .62% to 4.82%. All loans are current as of December 31, 2023.

The Company has a lease for monthly use for office space from an affiliate, Magen Financial Investments, LLC.

There were $6,611,799 in distributions to the Parent of which $6,476,950 were distributions of related party receivables as follows:

NOTE 4 - RELATED PARTY TRANSACTIONS (continued)

Magen Financial Dubai	$	47,515
Hyber Holdings LLC		2,088,053
Magen Partners LTD		1,287,549
Magen Financial Investments LLC		3,053,833
	$	6,476,950

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, receivables, payables, other assets and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and contingencies.

NOTE 7 - PROPERTY AND EQUIPMENT

The company purchased an aggregate of $16,347 of property and equipment during the year ended December 31, 2023, which are being depreciated over five years on a straight-line basis.

Property and equipment:

Furniture and fixtures	$	269,054
Office equipment and software		234,655
		503,709
Less accumulated depreciation		(223,647)
	$	280,062

NOTE 8 - SUBSEQUENT EVENTS

Events subsequent to December 31, 2023 and through April, **29**, 2024 the date this financial statement were available to be issued, have been evaluated by management. Management has determined there are no material events to report.